Apolo Gold & Energy Inc.

9th floor, Kam Chung Commercial Bldg.,

19-21 Hennessy Road, Wanchai, Hong Kong

chakwm@yahoo.com.hk

November 7, 2014

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

RE:	Apolo Gold & Energy Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014

Dear Tia L. Jenkins

In responding to your comment letter dated October 28, 2014 Apolo Gold & Energy Inc. hereby acknowledges the following:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please also note that the requested changes have been made and the Amended Form 10-K/A has been filed with the Securities and Exchange Commission.

Sincerely

/s/ Edward Low
Edward Low
Chief Financial Officer
Apolo Gold & Energy, Inc.